UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       International Aluminum Corporation
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    458884103
                                    ---------
                                 (CUSIP Number)


                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  July 9, 2004
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 458884103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Barington Companies Equity Partners, L.P.                       13-4088890
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [x]
                                                                  (b)  |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     43,438
SHARES                ----------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH                  ----------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        43,438
WITH                  ----------------------------------------------------------
                        10)   SHARED DISPOSITIVE POWER
                              none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      43,438
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.02%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458884103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Barington Companies Offshore Fund, Ltd. (BVI)
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [x]
                                                                  (b)  |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     10,856
SHARES                ----------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH                  ----------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        10,856
WITH                  ----------------------------------------------------------
                        10)   SHARED DISPOSITIVE POWER
                              none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,856
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.26%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458884103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Parche, LLC                                                    20-0870632
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [x]
                                                                  (b)  |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     20,419
SHARES                 ---------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH                   ---------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        20,419
WITH                   ---------------------------------------------------------
                        10)   SHARED DISPOSITIVE POWER
                              none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,419
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.48%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458884103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Starboard Value & Opportunity Fund, LLC                        37-1484524
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [x]
                                                                  (b)  |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     96,837
SHARES                ----------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH                  ----------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        96,837
WITH                  ----------------------------------------------------------
                        10)   SHARED DISPOSITIVE POWER
                              none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      96,837
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.28%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458884103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RCG Equity Market Neutral Master Fund, Ltd.                    98-0365487
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [x]
                                                                  (b)  |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     54,600
SHARES               -----------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH                 -----------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        54,600
WITH                 -----------------------------------------------------------
                        10)   SHARED DISPOSITIVE POWER
                              none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      54,600
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.29%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458884103
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RCG Halifax Fund, Ltd.                                         98-0197623
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [x]
                                                                  (b)  |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     1,600
SHARES                ----------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH                  ----------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        1,600
WITH                  ----------------------------------------------------------
                        10)   SHARED DISPOSITIVE POWER
                              none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,600
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.04%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

Item 1.     Security and Issuer.

      This statement on Schedule 13D (the "Statement") relates to the common stock, par value $1.00 per share (the "Common Stock"), of International Aluminum Corporation, a California corporation (the "Company"). The principal executive offices of the Company are located at 767 Monterey Pass Road, Monterey Park, California 91754.

Item 2.     Identity and Background.

      (a) - (c) This statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Offshore Fund, Ltd. (BVI), Parche, LLC, Starboard Value & Opportunity Fund, LLC, RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd. (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

      As of the date of this filing, the Reporting Entities are the beneficial owners of, in the aggregate, 227,750 shares of Common Stock, representing approximately 5.37% of the shares of Common Stock presently outstanding.

      Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Companies Offshore Fund, Ltd. (BVI) is a limited company organized under the laws of the British Virgin Islands formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of Barington Companies Offshore Fund, Ltd. (BVI) is c/o Bison Financial Services LTD, Bison Court Road Town, Tortola, British Virgin Islands.

      The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal offices of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the managing member of Barington Companies Investors, LLC. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Companies Investors, LLC is a majority-owned subsidiary of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Capital Group, L.P. is also the Managing Member of Barington Companies Advisors, LLC, the investment advisor of Barington Companies Offshore Fund, Ltd. (BVI), which has voting power with respect to the shares owned by Barington Companies Offshore

Fund, Ltd. (BVI). The address of the principal offices of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation formed to be the general partner of Barington Capital Group, L.P. The address of the principal business and principal offices of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the sole stockholder of LNA Capital Corp.

      Each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is a Delaware limited liability company formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The address of the principal offices of Starboard Value & Opportunity Fund, LLC and Parche, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The managing member of each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is Admiral Advisors, LLC. The sole member of Admiral Advisors, LLC is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. The Managing Member of Ramius Capital Group, LLC is C4S & Co., LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal offices of C4S & Co., LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a managing member of C4S & Co., LLC. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

      Each of RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd. is a corporation organized under the laws of the Cayman Islands formed for the purpose of making investments utilizing various strategies. The address of the principal offices of RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd. is 666 Third Avenue, 26th Floor, New York, New York 10017. The officers and directors of RCG Equity Market Neutral Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2. The officers and directors of RCG Halifax Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2.

      The managing member of each of RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd. is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. The Managing Member of Ramius Capital Group, LLC is C4S & Co., LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal offices of C4S & Co., LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a managing member of C4S & Co., LLC. The business address of each of Messrs.

Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

      (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f) Each natural person identified in Item 2 is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

      All purchases of Common Stock by the Reporting Entities were made in open market transactions described in the attached Schedule III. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended for such purchases was $1,307,859.70 by Barington Companies Equity Partners, L.P., $325,205.82 by Barington Companies Offshore Fund Ltd. (BVI), $611,718.04 by Parche, LLC, $3,101,120.34 by Starboard Value & Opportunity Fund, LLC, $1,775,482.15 by RCG Equity Market Neutral Master Fund, Ltd. and $48,398.88 by RCG Halifax Fund, Ltd.

Item 4.     Purpose of Transaction.

      Each of the Reporting Entities acquired beneficial ownership of the Shares of Common Stock to which this Statement related in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Entities, has been undervalued.

      The Reporting Persons consider their equity position to be for investment purposes only. Each of the Reporting Entities may acquire additional shares or other securities of the Company or sell or otherwise dispose of any or all of the shares or other securities of the Company beneficially owned by it. The Reporting Entities may also take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

            Except as set forth in this Item 4, none of the Reporting Entities has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

      (a) As of the date hereof, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 43,438 shares of Common Stock, representing approximately 1.02% of the shares of Common Stock presently outstanding based upon based upon the 4,244,794 shares of Common Stock reported by the Company to be issued and outstanding as of May 3, 2004 in its

Form 10-Q filed with the Securities and Exchange Commission on May 12, 2004 (the "Issued and Outstanding Shares").

      As of the date hereof, Barington Companies Offshore Fund, Ltd. (BVI) beneficially owns an aggregate of 10,856 shares of Common Stock, representing approximately 0.26% of the shares of Common Stock presently outstanding based upon the Issued and Outstanding Shares.

      As of the date hereof, Parche, LLC beneficially owns an aggregate of 20,419 shares of Common Stock, representing approximately 0.48% of the shares of Common Stock presently outstanding based upon the Issued and Outstanding Shares.

      As of the date hereof, Starboard Value & Opportunity Fund, LLC beneficially owns an aggregate of 96,837 shares of Common Stock, representing approximately 2.28% of the outstanding shares of Common Stock based upon the Issued and Outstanding Shares.

      As of the date hereof, RCG Equity Market Neutral Master Fund, Ltd. beneficially owns an aggregate of 54,600 shares of Common Stock, representing approximately 1.29% of the outstanding shares of Common Stock based upon the Issued and Outstanding Shares.

      As of the date hereof, RCG Halifax Fund, Ltd. beneficially owns an aggregate of 1,600 shares of Common Stock, representing approximately 0.04% of the outstanding shares of Common Stock based upon the Issued and Outstanding Shares.

      (b) Each of the Reporting Entities has sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by it.

      (c) Except as set forth above or in the attached Schedule, no person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

      Barington Capital Group, L.P. or one or more of its affiliates expects to receive from Starboard Value & Opportunity Fund, LLC and Parche, LLC a fee with respect to certain profits those entities may derive from their investment in the Common Stock of the Company. An agreement between the parties with respect to the foregoing has not yet been formalized.

Item 7.     Material to be Filed as Exhibits.

            99.1 Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Offshore Fund, Ltd.
                  (BVI), Parche, LLC, Starboard Value & Opportunity Fund, LLC, RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd. dated July 19, 2004.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:      July 19, 2004

                                       BARINGTON COMPANIES EQUITY PARTNERS, L.P.

                                       By: Barington Companies Investors,
                                           LLC, its general partner


                                       By: /s/ James A. Mitarotonda
                                          -------------------------------------
                                       Name:  James Mitarotonda
                                       Title: Manager


                                       BARINGTON COMPANIES OFFSHORE FUND, LTD.
                                       (BVI)


                                       By: /s/ James A. Mitarotonda
                                          -------------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Manager


                                       PARCHE, LLC

                                       By: Admiral Advisors, LLC, its managing
                                           member

                                       By: /s/ Jeffrey M. Solomon
                                          -------------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory


                                       STARBOARD VALUE & OPPORTUNITY FUND, LLC


                                       By: Admiral Advisors, LLC, its managing
                                           member


                                       By: /s/ Jeffrey M. Solomon
                                          -------------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory

                                       RCG EQUITY MARKET NEUTRAL MASTER FUND,
                                       LTD.


                                       By: Ramius Capital Group, LLC,
                                           its managing member


                                       By: /s/ Jeffrey M. Solomon
                                          -------------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Managing Member


                                       RCG HALIFAX FUND, LTD.

                                       By: Ramius Capital Group, LLC,
                                           its managing member


                                       By: /s/ Jeffrey M. Solomon
                                          -------------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Managing Member

                                   SCHEDULE I

      Directors and Officers of RCG Equity Market Neutral Master Fund, Ltd.


Name and Position         Principal Occupation        Principal Business Address
-----------------         --------------------        --------------------------

Jeffrey Solomon           Managing Member             666 Third Avenue
Director                                              Ramius Capital Group, LLC
                                                      26th Floor
                                                      New York, NY 10017

Mason Stark               Portfolio Manager           666 Third Avenue
Director                  Ramius Capital Group, LLC   26th Floor
                                                      New York, NY 10017

CFS Company, Ltd., a      Nominee Company             Corporate Centre
Cayman Island corporation                             West Bay Road
Director and Secretary                                Grand Cayman
                                                      Cayman Islands, BWI

                                   SCHEDULE II

                Directors and Officers of RCG Halifax Fund, Ltd.


Name and Position         Principal Occupation        Principal Business Address
-----------------         --------------------        --------------------------

Jeffrey Solomon           Managing Member             666 Third Avenue
Director                  Ramius Capital Group, LLC   26th Floor
                                                      New York, NY 10017

Mason Stark               Portfolio Manager           666 Third Avenue
Director                  Ramius Capital Group, LLC   26th Floor
                                                      New York, NY 10017

CFS Company, Ltd., a      Nominee Company             Corporate Centre
Cayman Island corporation                             West Bay Road
Director and Secretary                                Grand Cayman
                                                      Cayman Islands, BWI

                                 SCHEDULE III

        This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Entity during the past 60 days. All transactions were effectuated in the open market through a broker.


Shares purchased by Barington Companies Equity Partners, L.P.


             Number of
Date           Shares                Price Per Share           Cost(1)
----         ---------               ---------------         -----------
5/19/04         1,066                     $28.27484           $30,140.98
5/20/04         454                       $28.87114           $13,107.50
5/21/04         934                       $29.85469           $27,884.28
5/28/04         186                       $29.6424            $5,513.49

6/2/04          400                       $29.5914            $11,836.56
6/3/04          134                       $29.78679           $3,991.42
6/4/04          268                       $30.00              $8,040.00
6/7/04          1,386                     $29.99885           $41,578.41
6/8/04          268                       $29.9955            $8,038.66
6/10/04         134                       $29.9009            $3,991.43
6/14/04         54                        $30.00              $1620.00
6/17/04         320                       $29.54125           $9,453.20
6/18/04         160                       $29.63780           $4,742.05
6/21/04         3,920                     $30.00              $117,600.00
6/22/04         666                       $30.00              $19,980.00
7/1/04          534                       $29.00              $15,486.00
7/8/04          1,880                     $29.3124            $55,107.31
7/9/04          4,480                     $29.30161           $131,271.21
7/12/04         3,360                     $29.25714           $98,303.99
7/13/04         540                       $29.5833            $15,974.98
7/14/04         1620                      $29.7526            $48,199.20
7/16/04         300                       $30.00              $9,000.00


----------------------

(1)  Excludes commissions and other execution-related costs.


Shares purchased by Barington Companies Offshore Fund, Ltd.


             Number of
Date           Shares                Price Per Share           Cost(2)
----         ---------               ---------------         -----------
5/19/04         267                      $28.27484            $7,549.38
5/20/04         113                      $28.87114            $3,262.44
5/21/04         233                      $29.85469            $6,956.14
5/28/04         47                       $29.6424             $1,393.19
6/2/04          100                      $29.5914             $2,959.14
6/3/04          33                       $29.78679            $982.96
6/4/04          66                       $30.00               $1980.00
6/7/04          347                      $29.99885            $10,409.60

6/8/04          66                       $29.9955             $197.70
6/10/04         33                       $29.9009             $986.73
6/14/04         13                       $30.00               $390.00
6/17/04         80                       $29.54125            $2,363.30
6/18/04         40                       $29.63780            $1,185.51
6/21/04         980                      $30.00               $29,400.00
6/22/04         167                      $30.00               $5,010.00
7/1/04          133                      $29.00               $3,857.00
7/8/04          470                      $29.3124             $13,776.83
7/9/04          1,120                    $29.30161            $32,817.80
7/12/04         840                      $29.25714            $24,576.00
7/13/04         135                      $29.5833             $3,993.75
7/14/04         405                      $29.7526             $12,049.80
7/16/04         75                       $30.00               $2,250.00

(2)   Excludes commissions and other execution-related costs.


Shares purchased by Parche, LLC


             Number of
Date           Shares                Price Per Share           Cost(3)
----         ---------               ---------------         -----------
7/13/04         36                     $29.58222              $1,064.96
7/14/04         44                     $29.75640              $1,309.28
7/14/04         64                     $29.75000              $1,904.00
7/14/04         20,255                 $29.96000              $606,839.80
7/16/04         20                     $30.00000              $600.00

-----------------

(3)   Excludes commissions and other execution-related costs.


Shares purchased by Starboard Value & Opportunity Fund, LLC


             Number of
Date           Shares                Price Per Share           Cost(4)
----         ---------               ---------------         -----------
5/19/04         2240                    28.27484               $63,335.64
5/20/04         952                     28.87114               $27,485.32
5/21/04         1960                    29.85469               $58,515.20
5/28/04         392                     29.64240               $11,619.82
6/2/04          840                     29.59140               $24,856.78
6/3/04          280                     29.78679               $8,340.30
6/4/04          560                     30.00000               $16,800.00
6/7/04          2912                    29.99885               $87,356.64
6/8/04          560                     29.99550               $16,797.48
6/10/04         280                     29.90090               $8,372.25
6/14/04         112                     30.00000               $3,360.00
6/17/04         672                     29.54125               $19,851.72
6/18/04         336                     29.63780               $9,958.30
6/21/04         8232                    30.00000               $246,960.00
6/22/04         1400                    30.00000               $42,000.00
7/1/04          1120                    29.00000               $32,480.00

7/8/04          2100                    29.31240               $61,556.04
7/9/04          4704                    29.30161               $137,834.76
7/12/04         1176                    29.25714               $34,406.40
7/13/04         189                     29.58222               $5,591.04
7/14/04         231                     29.7564                $6,873.72
7/14/04         336                     29.75                  $9,996.00
7/16/04         105                     30.00000               $3,150.00

----------------

(4)   Excludes commissions and other execution-related costs.


Shares purchased by RCG Equity Market Neutral Master Fund, Ltd.


             Number of
Date           Shares                Price Per Share           Cost(5)
----         ---------               ---------------         -----------
5/19/04         2100                    $28.30182              $59,433.82


------------------

(5)   Excludes commissions and other execution-related costs.


Shares purchased by RCG Halifax Fund, Ltd.


             Number of
Date           Shares                Price Per Share           Cost(6)
----         ---------               ---------------         -----------
7/16/04        1600                     $30.24930             $48,398.88


-------------------

(6)   Excludes commissions and other execution-related costs.